UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

MAKEMUSIC, INC.

(Name of Subject Company)

MAKEMUSIC, INC.

(Name of Person Filing Statement)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(including associated preferred stock purchase rights)

(Title of Class of Securities)

56086P202

(CUSIP Number of Class of Securities)

Karen L. VanDerBosch

Chief Financial Officer and Chief Operating Officer

MakeMusic, Inc.

7615 Golden Triangle Drive, Suite M

Eden Prairie, Minnesota 55344-3848

(952) 937-9611

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Fredrikson & Byron, P.A.

200 South Sixth Street, Suite 4000

Minneapolis, MN 55402

(612) 492-7000

Attention: David C. Grorud, Esq.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

FOR IMMEDIATE RELEASE

Contacts:	Investor Relations Contact:
Karen VanDerBosch	Harriet Fried
Chief Operating Officer &	LHA
Chief Financial Officer	(212) 838-3777
MakeMusic, Inc.	hfried@lhai.com
(952) 906-3690
kvanderbosch@makemusic.com

MakeMusic to be Acquired by LaunchEquity

MakeMusic Shareholders to Receive $4.85 Per Share in Cash

Minneapolis – March 13, 2013 – MakeMusic, Inc. (NASDAQ: MMUS), a world leader in music technology, and LaunchEquity Acquisition Partners, LLC Designated Series Education Partners (“LEAP”), an affiliate of LaunchEquity Partners, LLC, today announced that they have entered into a definitive merger agreement under which LEAP will acquire MakeMusic through an all-cash transaction. A special committee of MakeMusic’s Board of Directors, consisting of independent directors, and MakeMusic’s Board of Directors have unanimously approved the transaction.

Under the terms of the agreement, LEAP, through a wholly-owned subsidiary, will commence a tender offer to purchase all outstanding shares of MakeMusic at $4.85 per share in cash, which represents a premium of approximately 31% over the closing share price on March 12, 2013, the last trading day prior to today’s announcement. MakeMusic anticipates that tender offer materials will be provided to shareholders around the end of March 2013.

The tender offer will be followed by a back-end merger, which may be effected without the need for a shareholder vote depending on LEAP’s percentage ownership of MakeMusic’s common stock after the close of the tender offer. As of the date of the agreement, LEAP beneficially owned approximately 27.8% of the outstanding common stock of MakeMusic. At the effective time of the merger, each share of common stock that has not been tendered and accepted in the tender offer (other than shares owned by LEAP or its affiliates or shares subject to perfected appraisal rights under applicable law) will be converted into the right to receive the offer price of $4.85 per share.

The transaction is expected to close in the second quarter of 2013, subject to the satisfaction of customary closing conditions, including the tender of a number of shares that, when added to the shares owned by LEAP and its affiliates, constitutes a majority of MakeMusic’s outstanding shares on a fully-diluted basis. The acquisition is not subject to any financing contingencies.

Robert B. Morrison, Chairman of the Board of MakeMusic, commented, “The special committee and board believe this transaction represents an attractive value and are pleased to recommend it to MakeMusic’s shareholders. Equally important, we believe this step will create new opportunities for the company, its partners and employees.”

Advisors

Lazard Middle Market LLC served as financial advisor, and Fredrikson & Byron, P.A. served as legal advisor, to MakeMusic in connection with the transaction.

Olshan Frome Wolosky LLP served as legal advisor to LaunchEquity.

About MakeMusic, Inc.

MakeMusic®, Inc. is a world leader in music technology whose mission is to develop and market solutions that transform how music is composed, taught, learned and performed. For more than 20 years, Finale® has been the industry standard in music notation software, enabling composers, arrangers, musicians, teachers, students and publishers to create, edit, audition, print and publish musical scores. MakeMusic is also the creator of SmartMusic® interactive software that is transforming the way students practice. With SmartMusic, students and teachers have access to thousands of band, orchestra and vocal pieces allowing students to practice with background accompaniment and get immediate feedback on their performance. SmartMusic allows teachers to individualize instruction and document the progress of every student. The SmartMusic Inbox™, an Android™ and Apple® mobile application, provides additional access for teachers to review, grade and comment on student assignments. MusicXML™ is an Internet-friendly way to publish musical scores, enabling musicians to distribute interactive sheet music online and to use sheet music files with a wide variety of musical applications. Garritan™ sound libraries provide musicians with state-of-the-art virtual instruments with the playback quality of a live performance. Additional information about this Minnesota company can be found at www.makemusic.com.

About LaunchEquity

LaunchEquity Partners, LLC is an investment entity that provides growth capital and strategic leadership to intellectual property based businesses.

Forward-Looking Statements

Statements in this press release regarding the proposed transaction between MakeMusic and LEAP, the expected timetable for completing the transaction, future financial and operating results, benefits of the transaction, future opportunities for MakeMusic’s business and any other statements by management of MakeMusic and LaunchEquity concerning future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, forward-looking statements include expressed expectations, estimates and projections of future events and financial performance and the assumptions on which these expressed expectations, estimates and projections are based. Statements that are not historical facts, including statements about the beliefs and expectations of the parties and their management are forward-looking statements. All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions about future events, and they are subject to known and unknown risks and uncertainties and other factors that can cause actual events and results to differ materially from historical results and those projected. Risks and uncertainties include the satisfaction of closing conditions for the acquisition, including the tender of a number of shares that, when added to the shares owned by LEAP and its affiliates, constitutes a majority of MakeMusic’s outstanding shares on a fully-diluted basis; the possibility that the transaction will not be completed, or if completed, not completed on a timely basis; the ability of MakeMusic’s management team to successfully implement growth initiatives for SmartMusic; market acceptance of MakeMusic’s products; the impact of changing technology on MakeMusic’s product upgrades; delays in finalizing and implementing product modernization initiatives.

Neither LaunchEquity nor MakeMusic can give any assurance that any of the transactions contemplated by the agreement will be completed or that the conditions to the tender offer and the back-end merger will be satisfied. A further list and description of additional business risks, uncertainties and other factors can be found in MakeMusic’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, as well as other MakeMusic SEC filings. Copies of these filings, as well as subsequent filings, are available online at www.sec.gov and www.makemusic.com. Many of the factors that will determine the outcome of the subject matter of this communication are beyond LaunchEquity’s or MakeMusic’s ability to control or predict. Neither LaunchEquity nor MakeMusic undertakes to update any forward-looking statements as a result of new information or future events or developments.

Important Additional Information

The tender offer described in this press release for all of the outstanding shares of common stock of MakeMusic has not yet commenced. LaunchEquity intends to file tender offer documents with the Securities and Exchange Commission (the “SEC”). This press release is for informational purposes only and does not constitute an offer to purchase, or a solicitation of an offer to sell, shares of common stock of MakeMusic, nor is it a substitute for the tender offer documents. Investors and MakeMusic shareholders are strongly advised to read the tender offer documents, the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by MakeMusic and the related Schedules 13E-3 that will be filed by MakeMusic and LaunchEquity with the SEC, and other relevant materials when they become available, because they will contain important information.

Investors and MakeMusic shareholders can obtain copies of these materials (and all other related documents filed with the SEC) when available, at no charge on the SEC’s website at www.sec.gov. Copies can also be obtained at no charge by directing a request to LaunchEquity at LaunchEquity Partners, LLC, 4230 N. Oakland Avenue #317, Shorewood, WI 53211-2042, or by phone at (414) 390-8221. Investors and MakeMusic shareholders may also read and copy any reports, statements and other information filed by LaunchEquity or MakeMusic with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

####

MAKEMUSIC

Acquisition by LaunchEquity

Employee Q&A

1.	What is the impact of this acquisition on MakeMusic’s business?

A: The Special Planning Committee and Board of Directors believe that the transaction is positive for MakeMusic’s employees, shareholders and partners. As a sizeable shareholder of MakeMusic since 2006, LaunchEquity is familiar with our business, products and industry. In addition, Andrew Stephens, managing member of LaunchEquity, was on the MakeMusic Board of Directors in 2010. In addition, I direct you to read the letter LaunchEquity submitted to the Board on July 15, 2012 in which LaunchEquity states that it views MakeMusic’s employees to be a ‘significant asset of the company’. You can find this letter in the Form 8-K we filed with the SEC on July 16, 2012. It would not be appropriate for me to speak further on behalf of LaunchEquity.

2.	Will my position or responsibilities change?

A: I understand that you are anxious to know LaunchEquity’s personnel plans, but it would not be appropriate for me to speak on their behalf. It is my understanding that Andrew Stephens will be coming to our office before completion of the merger to meet with employees and speak about next steps. In the meantime, it is important for all of us to remain focused on business operations and our upcoming product launches.

3.	Will my compensation change?

A: I understand that you are anxious to know LaunchEquity’s personnel plans. The agreement filed for this transaction with the SEC provides that LaunchEquity will for at least twelve months continue providing compensation and benefit plans that, in the aggregate, are substantially no less favorable than what we have now, but it would not be appropriate for me to speak on LaunchEquity’s behalf. It is my understanding that Andrew Stephens will be coming to our office before completion of the merger to meet with employees and speak about next steps. In the meantime, it is important for all of us to remain focused on business operations and our upcoming product launches.

4.	What happens to our equity incentive plan?

A: Upon completion of the transaction, option holders will receive an amount equal to the difference between the offer price of $4.85 per share and the exercise price(s) on your options to acquire stock. This payment applies to both vested and unvested stock options. If your stock options are priced higher than the offer price of $4.85, they will be cancelled without payment.

5.	Should we expect any changes in senior management? Will LaunchEquity appoint a permanent CEO?

A: I understand that you are anxious to know LaunchEquity’s personnel plans, but it would not be appropriate for me to speak on their behalf. It is my understanding that Andrew Stephens will be coming to our office before completion of the merger to meet with employees and speak about next steps.

6.	Were there additional interested parties other than LaunchEquity?

A: The Special Planning Committee conducted a thorough and complete process and a significant number of both strategic and financial prospects were contacted. There were other interested parties and the Merger Agreement negotiated with LaunchEquity was determined to be the best offer for our shareholders and was unanimously approved and recommended by the Special Planning Committee and the Board of Directors.

7.	Do you anticipate that the location of MakeMusic’s offices will change?

A: No, we do not anticipate any change of office location. I also understand that you are anxious to know more details regarding LaunchEquity’s plans, but it would not be appropriate for me to speak further on their behalf. It is my understanding that Andrew Stephens will be coming to our office before completion of the merger to meet with employees and speak about next steps. I can also say that our employees are a key asset of MakeMusic and Andrew Stephens speaks highly of the MakeMusic team.

8.	Who is LaunchEquity?

A: LaunchEquity Partners, LLC is an investment entity that provides growth capital and strategic leadership to intellectual property based businesses.

9.	Why is LaunchEquity the right acquiring partner for MakeMusic?

A: The Special Planning Committee, along with our financial and legal advisors, conducted a thorough and complete evaluation process regarding the strategic options for MakeMusic and both the Special Planning Committee and Board of Directors believe that the transaction is positive for MakeMusic’s employees, shareholders and partners. As a sizeable shareholder of MakeMusic since 2006, LaunchEquity is familiar with our business, products and industry. In addition, Andrew Stephens, managing member of LaunchEquity, was on the MakeMusic Board of Directors in 2010. In addition, I direct you to read the letter LaunchEquity submitted to the Board on July 15, 2012 in which LaunchEquity states that it views MakeMusic’s employees to be a ‘significant asset of the company’. You can find this letter in the Form 8-K we filed with the SEC on July 16, 2012.

10.	Will we still be called MakeMusic?

A: Yes, MakeMusic will remain as a Minnesota corporation and will retain its name.

11.	Who do I work for, MakeMusic or LaunchEquity?

A: Employees will continue to work for MakeMusic which upon completion of the transaction, will be owned by LaunchEquity and will cease being a publicly traded company.

12.	Will my length of service transfer or do I have to start over?

A: There will be no changes to your employment service dates and you will continue to work for MakeMusic.

Important Additional Information

The tender offer described in this communication for all of the outstanding shares of common stock of MakeMusic has not yet commenced. LaunchEquity intends to file tender offer documents with the Securities and Exchange Commission (the “SEC”). This communication is for informational purposes only and does not constitute an offer to purchase, or a solicitation of an offer to sell, shares of common stock of MakeMusic, nor is it a substitute for the tender offer documents. Investors and MakeMusic shareholders are strongly advised to read the tender offer documents, the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by MakeMusic and the related Schedules 13E-3 that will be filed by MakeMusic and LaunchEquity with the SEC, and other relevant materials when they become available, because they will contain important information.

Investors and MakeMusic shareholders can obtain copies of these materials (and all other related documents filed with the SEC) when available, at no charge on the SEC’s website at www.sec.gov. Copies can also be obtained at no charge by directing a request to LaunchEquity at LaunchEquity Partners, LLC, 4230 N. Oakland Avenue #317, Shorewood, WI 53211-2042, or by phone at (414) 390-8221. Investors and MakeMusic shareholders may also read and copy any reports, statements and other information filed by LaunchEquity or MakeMusic with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

MakeMusic

Acquisition by LaunchEquity

Shareholder Q&A

Individual Shareholders

1.	What is a tender offer?

A: A tender offer is when a company or individual makes an offer, either solicited or unsolicited, to purchase some or all of the shares in a corporation. In this case, LaunchEquity has entered into a merger agreement with MakeMusic to purchase all of the outstanding shares of the company, and the first step in that process is a tender offer by LaunchEquity. LaunchEquity already owns approximately 27.8% of the outstanding shares of the company.

2.	What does it mean that LaunchEquity has commenced its tender offer?

A: The commencement of a tender offer means that shareholders are provided with information and a means to sell (or “tender”) their shares to LaunchEquity. It is not anticipated that those materials will be available for the shareholders until around the end of March 2013.

3.	How soon can I sell my shares?

A: Around the end of March, LaunchEquity will file its tender offer materials with the SEC and distribute the tender offer materials to MakeMusic’s shareholders. Those materials will specify the period and process by which you can tender your shares for purchase by LaunchEquity, if you so desire.

4.	Is the Special Planning Committee and Board recommending that I sell my shares?

A: The Special Planning Committee and Board have unanimously approved the transaction. The Committee’s and Board’s recommendation to shareholders regarding the transaction and reasons for their recommendation will be contained in the Schedule 14D-9 that we will file with the SEC and furnish to our shareholders around the end of March.

5.	Do you think another party will make a superior offer?

A: The definitive merger agreement allows for unsolicited bids if certain procedures are followed. I’m not going to speculate about whether or not a superior bid will emerge.

6.	What are my options if I don’t want to tender my shares or don’t agree with the offer price of $4.85?

A: The tender offer materials and the company’s Schedule 14D-9 expected to be available and distributed around the end of March will explain a shareholder’s alternatives, including any dissenters’ rights.

7.	Were there additional interested parties other than LaunchEquity?

A: The Special Planning Committee conducted a thorough and complete process and a significant number of both strategic and financial prospects were contacted. There were other interested parties and the merger agreement negotiated with LaunchEquity was determined to be the best offer for our shareholders and was unanimously approved and recommended by the Special Planning Committee and the Board of Directors.

8.	Why did the process take so long?

A: The Special Planning Committee conducted a thorough and complete process and a significant number of both strategic and financial prospects were contacted and there were various parties that participated in the process as it evolved. We could not predict how long the process would take but it has been concluded with the Special Planning Committee and Board of Directors unanimously approving the merger agreement with LaunchEquity.

Important Additional Information

The tender offer described in this communication for all of the outstanding shares of common stock of MakeMusic has not yet commenced. LaunchEquity intends to file tender offer documents with the Securities and Exchange Commission (the “SEC”). This communication is for informational purposes only and does not constitute an offer to purchase, or a solicitation of an offer to sell, shares of common stock of MakeMusic, nor is it a substitute for the tender offer documents. Investors and MakeMusic shareholders are strongly advised to read the tender offer documents, the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by MakeMusic and the related Schedules 13E-3 that will be filed by MakeMusic and LaunchEquity with the SEC, and other relevant materials when they become available, because they will contain important information.

Investors and MakeMusic shareholders can obtain copies of these materials (and all other related documents filed with the SEC) when available, at no charge on the SEC’s website at www.sec.gov. Copies can also be obtained at no charge by directing a request to LaunchEquity at LaunchEquity Partners, LLC, 4230 N. Oakland Avenue #317, Shorewood, WI 53211-2042, or by phone at (414) 390-8221. Investors and MakeMusic shareholders may also read and copy any reports, statements and other information filed by LaunchEquity or MakeMusic with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.